Exhibit 22.2

Consent of Independent Public Accountants

We consent to the incorporation by reference in the Registration Statement on Form S-2 (No. 333-44789), the Registration Statement on Form S-2 (No. 333-68811) and the Registration Statements on Form S-8 which were previously filed by SGI International (the "Company") of our report on our audits of the consolidated financial statements of the Company and its subsidiaries as of December 31, 2000, and for each of the two years in the period ended December 31, 2000, dated April 10, 2001. Such report appears elsewhere in this Annual Report on Form 10-KSB of the Company for the fiscal year ended December 31, 2000 and includes a paragraph emphasizing that certain matters raise substantial doubt about the Company's ability to continue as a going concern.
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/S/ J.H. COHN LLP

San Diego, California
April 10, 2001